April 27, 2010
H. Christopher Owings
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	PAA Natural Gas Storage, L.P. Registration Statement on Form S-1 (File No. 333-164492)
Ladies and Gentlemen:
     As underwriters of PAA Natural Gas Storage, L.P.’s (the “Partnership”) proposed public offering of up to 11,500,000 common units, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 1:00 p.m. (Washington, D.C. time) on April 29, 2010, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 22, 2010, through the date hereof:
     Preliminary Prospectus dated April 22, 2010:
     15,878 copies to prospective Underwriters, institutional investors, dealers and others
     The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, BARCLAYS CAPITAL INC. UBS SECURITIES LLC CITIGROUP GLOBAL MARKETS INC. WELLS FARGO SECURITIES, LLC As Representatives of the several Underwriters
By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Vice President